CHINA FINANCE ONLINE REPORTS FIRST QUARTER 2006 UNAUDITED FINANCIAL RESULTS

(Beijing, China, May 22, 2006) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its unaudited financial results for the first quarter ended March 31, 2006:

Q1 2006 Financial Highlights

*	Net revenues of $1.41 million, down 27% year-on-year.

*	Net income of $97,000, down 92% year-on-year.

*	Non-GAAP net income (i.e. excluding the incremental share-based compensation expenses of $353,000 due to adoption of SFAS 123R) of $450,000, down 65% year-on-year.

*	Basic and diluted income per ADS of $0.01 and $0.00, respectively. Basic and diluted income per share of each $0.00.

*	Non-GAAP basic and diluted income per ADS of each $0.02. Non-GAAP basic and diluted income per share of each $0.00.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and the “Reconciliation to unaudited Condensed Consolidated Statements of Operations”.

Financial Results
For the first quarter of 2006, China Finance Online reported net revenues of $1.41 million, a decrease of 27% from $1.93 million for the same period in 2005. This decrease was primarily due to decrease in revenues generated from subscription service fees. Revenues from advertising related business for the quarter contributed $538,000, representing 38% of net revenues for the quarter.

Gross profit for the quarter decreased to $1.19 million, a decrease of 34% from $1.81 million for the same period in 2005. Gross margin was 85% in the first quarter, compared to 94% in the same period in 2005.

Operating expenses for the first quarter totalled $1.44 million, an increase of 100% from $0.72 million reported for the same period in 2005. This increase is primarily due to increases in our sales and marketing expenses, general and administrative expenses, and to a lesser extent, increases in product development expenses. Operating expenses for the first quarter of 2006 included $399,000 in stock-based compensation, or SBC, as a result of our adoption of the Statement of Financial Accounting Standard 123R, or SFAS 123R, which requires companies to recognize in their financial statements as cost of employee services received the fair value of share-based equity instruments, such as stock options, granted to employees on the grant date.

*	General and administrative expenses for the quarter were $629,000, an increase of 45% from $435,000 for the same period in 2005. This increase is primarily due to share-based compensation expenses as a result of adopting SFAS 123R. The general and administrative expenses for the first quarter included $312,000 in stock-based compensation, or SBC.

*	Sales and marketing expenses for the quarter increased by 215% from $227,000 for the same period in 2005 to $717,000. This increase is largely due to sales and marketing expenses incurred in connection with our continued promotion of brand awareness and the introduction of our new products and services. We have established numerous sponsorships and co-branding partnerships with many popular Chinese portals to promote our brand name and attract greater user traffic to our website. We believe that this marketing campaign can help the distribution and sales of our products. Sales and marketing expenses for the first quarter of 2006 also included $39,000 in share-based compensation as a result of adopting SFAS 123R.

*	Product development expenses for the quarter were $95,000, an increase of 62% from $59,000 for the same period in 2005. This increase is due to share-based compensation of $48,000 as a result of adopting SFAS 123R.

As a result of the foregoing, the Company incurred loss from operations of $249,000 for the first quarter of 2006, compared to income from operations of $1.1 million for the same period in 2005 and $722,000 for the fourth quarter of 2005. Excluding the incremental SBC expenses of $353,000 due to adoption of SFAS 123R, income from operations for the quarter would have been $104,000.

Net income for the first quarter of 2006 was $97,000, a decrease of 92% from $1.28 million for the same period in 2005 and a decrease of 91% from $1.06 million of the fourth quarter of 2005. The decrease was primarily due to decrease in net revenues, the incremental increase of SBC expenses, and the increase in sales and marketing expenses. Non-GAAP net income, which excludes the incremental SBC expenses of $353,000 due to adoption of SFAS 123R, was $450,000.

As part of the net income for the first quarter, the Company recorded a net exchange gain of $93,000 due to the recent change in the exchange rates between U.S. dollar and RMB.

Net income margin for the first quarter of 2006 was 7%, compared to 66% for the same period in 2005 and 56% for the fourth quarter of 2005. Non-GAAP net income margin for the first quarter of 2006 was 32%. Total income tax expense for the quarter was $11,000, compared to $160,000 for the same period in 2005 and $80,000 for the fourth quarter of 2005.

Basic income per ADS was $0.01, and basic income per share was $0.00 for the first quarter of 2006. Diluted income per ADS and per share was each $0.00 for the quarter. Non-GAAP basic and diluted income per ADS was each $0.02, and non-GAAP basic and diluted income per share was each $0.00.

The number of new subscribers for the first quarter of 2006 was 1,514, representing a decrease of 42% from 2,606 for the same period in 2005 but an increase of 18% from 1,286 for the fourth quarter of 2005. Repeat subscribers for the first quarter of 2006 totalled 3,283, representing a decrease of 12% from 3,713 for the same period in 2005 but an increase of 23% from 2,679 for the last quarter.

Average subscription fee per subscriber, or ASF, for new subscribers decreased by 11% to $185 for the first quarter of 2006 from $208 for the same period in 2005 but increased by 12% from $165 for the previous quarter. ASF for repeat subscribers decreased by 22% to $186 for the first quarter of 2006 from $238 for the same period in 2005 and decreased by 5% from $195 for the previous quarter.

We believe that the decrease in the number of and the ASFs for both new and repeat subscribers year-over-year were primarily due to the significant volatility and the decline in value experienced by Chinese stock markets during the past several years, which have dampened the individual investors’ interests in investing in the Chinese stock markets, resulting in reduced user demand for stock market intelligence services including our service offerings.

We also believe that the increase in the number of new and repeat subscribers and the increase in ASF for new subscribers quarter-on-quarter showed that Chinese individual investors¡¯ interest in investing may be improving following the recent recovery of the Chinese stock markets during the first quarter of 2006, which may have led to increased user demand for stock market intelligence services such as our service offerings quarter-on-quarter. To capitalize on this market recovery, we offered some of our service packages at discounted prices to our new and existing subscribers during the first quarter of 2006, which we believe contributed to the decrease in ASF for repeat subscribers quarter-on-quarter.

Non-GAAP Measures

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of net income and net income per share, which are adjusted from results based on GAAP to exclude the incremental compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.

Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.

The Company believes that excluding the incremental share-based compensation expense from its non-GAAP financial measure of net income is useful for itself and investors as such expense is otherwise unrelated to the Company’s core operating results and does not impact cash earnings. Excluding such expense also enables a more meaningful comparison of the Company’s current operation results to those of periods prior to the adoption of Statement of Financial Accounting Standard 123R and improves user’s understanding of the Company’s performance.

Other Developments

In December 2005, we purchased certain preference shares of Moloon International, Inc., or Moloon, for $15 million. Moloon is a provider of mobile stream media technology and services, including technology permitting mobile phone users to receive live video broadcasts. Moloon is located in Beijing, China.  In April 2006 we sold a portion of our preference shares in Moloon for $1.25 million.

Vice President of Finance to Join the Company

Mr. Jun (Jeff) Wang has accepted the offer from the Company to be the Vice President of Finance, effective May 24, 2006. Mr. Wang will report to Mr. Sam Qian, the Company’s President and Chief Financial Officer.

Mr. Wang has been a Senior Manager in the Tax and Business Advisory Services at Deloitte and has worked in its Beijing, London and New York offices. Mr. Wang will bring ten years of finance, accounting and business experience to the Company.

Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a Chartered Financial Analyst, and a Certified Management Accountant of the Institute of Management Accountants.

Conference Call

China Finance Online’s management team will host a conference call at 9:00PM Eastern Standard Time on May 22, 2006 (or 9:00AM on May 23, 2006 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, Hong Kong toll free number +852-3006-8101 and France Toll Free Number 0800-918-066; Password for all regions: 1323.

A replay of the call will be available from approximately 10:00PM Eastern Time on May 22, 2006 (or 10:00AM May 23, 2006 in the Beijing/HK time zone) to 10:00PM Eastern Time on May 29, 2006(or 10:00AM May 30, 2006 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, HK Toll Free Number +852-3006-8101 and France Toll Free Number 0800-918-066, Passcode: 611347.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and the company’s reliance on China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2004, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu

China Finance Online Co. Limited

Tel: (86-10) 6621-0425

Email: ir@jrj.com

China Finance Online Co. Limited
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	Mar. 31 2006	Dec. 31 2005
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	46,393	46,168
Account receivable, net	158	145
Prepaid expenses and other current assets	1,247	1,132
Deferred tax assets	53	64
Total current assets	47,851	47,509
Property and equipment, net	535	512
Rental deposit	44	41
Investment in associates	15,000	15,000
Goodwill	51	51
Total assets	63,481	63,113

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	1,488	1,859
Accrued expenses and other current liabilities	375	382
Income tax payable	34	41
Total current liabilities	1,897	2,282
Shareholders’ equity
Ordinary shares	13	13
Additional paid in capital	64,958	64,498
Treasury stock	(13,200)	(13,200)
Retained earnings	8,946	8,849
Accumulated other comprehensive income	867	671
Total shareholders’ equity	61,584	60,831
Total liabilities and shareholders’ equity	63,481	63,113

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended
	Mar. 31, 2006	Mar. 31, 2005	Dec. 31, 2005
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	$1,451	$1,940	$1,961
Business tax	(45)	(15)	(58)

Net revenues	1,406	1,925	1,903
Cost of revenues
(includes
share-based
compensation
expense of $40, $0
and $0,
respectively)	(214)	(111)	(149)

Gross profit	1,192	1,814	1,754
Operating expenses
General and
administrative
(includes
share-based
compensation
expense of $312,
$77 and $95,
respectively)	(629)	(435)	(433)
Sales and marketing
(includes
share-based
compensation
expense of $39, $2
and $0,
respectively)	(717)	(227)	(541)
Product development
(includes
share-based
compensation
expense of $48, $1
and $0,
respectively)	(95)	(59)	(58)

Total operating expenses	(1,441)	(721)	(1,032)
Income from operations	(249)	1,093	722
Interest income	264	343	386
Exchange gain (net)	93	—	37

Income before income taxes	108	1,436	1,145
Income tax benefit (expenses)	(11)	(160)	(80)

Net income	$97	$1,276	$1,065

Income per share
Basic	$0.00	$0.01	$0.01

Diluted	$0.00	$0.01	$0.01

Income per ADS
Basic	$0.01	$0.06	$0.06

Diluted	$0.00	$0.06	$0.05

Weighted average ordinary shares
Basic	93,621,903	99,329,933	91,362,783
Diluted	102,274,750	110,899,696	100,601,264
Weighed average ADSs
Basic	18,724,381	19,865,987	18,272,557
Diluted	20,454,950	22,179,939	20,120,253

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDTTED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

NON-GAAP NET INCOME EXCLUDING SHARE-BASED COMPENSATION EXPENSE

	Three months ended Mar. 31, 2006
Reported		Adjustments		Adjusted
Gross revenues	$1,451	-		$1,451
Business tax	(45)	-		(45)

Net revenues	1,406	-		1,406
Cost of revenues	(214)	40	(a)	(174)

Gross profit	1,192	40		1,232
Operating expenses
General and administrative	(629)	227	(a)	(402)
Sales and marketing	(717)	39	(a)	(678)
Product development	(95)	47	(a)	(48)

Total operating expenses	(1,441)	313		(1,128)
Income from operations	(249)	353		104
Interest income	264	-		264
Exchange gain (net)	93	-		93

Income before income taxes	108	353		461
Income tax benefit (expenses)	(11)	-		(11)

Net income	$97	$353		$450

Income per share
Basic	$0.00			$0.00

Diluted	$0.00			$0.00

Income per ADS
Basic	$0.01			$0.02

Diluted	$0.00			$0.02

Weighted average ordinary shares
Basic	93,621,903			93,621,903
Diluted	102,274,750			102,274,750
Weighed average ADSs
Basic	18,724,381			18,724,381
Diluted	20,454,950			20,454,950

Note:

(a)	To exclude the incremental share-based compensation expense of $353,000 as measured using the fair value method under SFAS 123R.